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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 47309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great American Advisors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Vine Street, 7th Floor
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ohlin 513-412-1869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/22

OATH OR AFFIRMATION

I, Paul Ohlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Advisors, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARIAL SEAL
STATE OF OHIO

CATHERINE ANN MEYER
Notary Public, State of Ohio
My Commission Expires 12-12-06

Signature

Treasurer
Title

Catherine Ann Meyer 2-27-06
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Great American Advisors, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Great American Advisors, Inc.

We have audited the accompanying statement of financial condition of Great American Advisors, Inc., a wholly-owned subsidiary of Great American Financial Resources, Inc., as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great American Advisors, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 15, 2006

GREAT AMERICAN ADVISORS, INC.
Statement of Financial Condition
December 31, 2005

ASSETS	
Cash	$ 250,206
Short term investments	1,751,315
Receivables from broker - dealers and clearing organization	6,538
Deposit with clearing organization	100,000
Securities held - not readily marketable	5,025
Securities held - for customers	37,376
Commissions receivable	642,380
Receivables from registered representatives	90,122
Prepaid expenses	732
Computer equipment, software, furniture and fixtures (net of accumulated depreciation and amortization of $320,973)	13,258
Total assets	$ 2,896,952
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions payable	$ 1,013,923
Accrued expenses and other liabilities	414,157
Payable to affiliates, net	28,496
Federal income taxes payable	197,776
Total liabilities	1,654,352
Stockholder's Equity:	
Common stock, $10 par value - 750 shares authorized - 100 shares issued and outstanding	1,000
Additional paid-in capital	124,000
Retained earnings	1,117,600
Total stockholder's equity	1,242,600
Total liabilities and stockholder's equity	$ 2,896,952

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Operations
Year Ended December 31, 2005

REVENUES	
Commission and distribution fee income	$ 33,945,211
Maintenance fee income	147,567
Interest income	48,396
Total revenues	34,141,174
EXPENSES	
Commission and related expenses	29,991,375
Marketing expenses	18,638
Clearing and brokerage related expenses	268,412
Salary and benefits expense	2,142,097
Other expenses	928,148
Total expenses	33,348,670
Income before income tax expense	792,504
Income tax expense	(277,376)
Net income	$ 515,128

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

COMMON STOCK	
Balance at beginning and end of year	$ 1,000
ADDITIONAL PAID-IN CAPITAL	
Balance at beginning and end of year	$ 124,000
RETAINED EARNINGS	
Balance at beginning of year	$ 602,472
Net income	515,128
Balance at end of year	$ 1,117,600
TOTAL STOCKHOLDER'S EQUITY	$ 1,242,600

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 515,128
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	17,345
Changes in operating assets and liabilities:	
Receivables from broker - dealers and clearing organization	41,951
Securities held - for customers	(37,376)
Securities sold, not yet purchased	19
Securities held - not readily marketable	5,025
Commissions receivable	(114,512)
Receivables from registered representatives	(61,439)
Prepaid expenses and other assets	128,132
Commissions payable and other liabilities	593,287
Payable to affiliates, including income taxes, net	302,618
Net cash provided by operating activities	1,390,178
NET INCREASE IN CASH AND SHORT TERM INVESTMENTS	1,390,178
Cash and short term investments at beginning of year	611,343
Cash and short term investments at end of year	$ 2,001,521

The accompanying notes are an integral part of the financial statements.

A. Description of Company

Great American Advisors, Inc. (the "Company"), an Ohio corporation, was formed on December 10, 1993, as a wholly owned-subsidiary of Great American Financial Resources, Inc. ("GAFRI"). GAFRI is an indirect subsidiary of American Financial Group, Inc. ("AFG"). At December 31, 2005, AFG and its subsidiaries owned 83% of GAFRI's common stock.

The Company was initially capitalized in March 1994, and was admitted to the National Association of Securities Dealers ("NASD") in July 1994, and the Securities Investor Protection Corporation ("SIPC") in September 1995. The Company became an introducing broker/dealer in December 1995 and clears customer transactions on a fully disclosed basis through Pershing LLC. Pershing LLC is a member of BNY Securities Group and a subsidiary of The Bank of New York.

On February 15, 2005, the Company transferred 366 registered representatives and their associated books of business from PMG Securities Corporation. This transfer nearly doubled the number of registered representatives affiliated with the Company. Subsequently, the Company experienced a significant increase in commission revenue and expense.

B. Significant Accounting Policies

Security transactions and related revenues and expenses are recorded in the accounts on the trade date.

The Company has capitalized the cost of software that has been developed to facilitate the broker/dealer business. This cost is reported net of accumulated amortization. Software is amortized on a straight-line basis over its estimated useful life of 36 months.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives. The useful lives range from 18 to 36 months.

The Company occasionally takes ownership of investment securities due to the failure to pay by a customer or an error in consummating customer trades. Securities owned as a result of such occurrences are reported at fair value with any unrealized gains and losses included in income as a component of commission revenues.

Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the statement of cash flows.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Starting January 1, 2005 the Company began charging a monthly maintenance fee to their registered representatives. The purpose of the fee is to offset administrative costs incurred by the Company when affiliating a registered representative. The fee ranges from $0-40 per month depending on the representative's prior year production.

C. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $250,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1500% of its net capital. At December 31, 2005, the Company had net capital of $1,061,058, which was $811,058 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 156%.

D. Transactions with Affiliates and Other Related Parties

The Company serves as sole underwriter for variable annuity contracts sold by an affiliated life insurance company. Included in commission income is $5,312,217 of commissions received from the life insurer for sales of variable annuities, 44% of which were paid to other broker/dealers as commission. The Company also sells fixed annuity policies provided by affiliated life insurance companies. During 2005, the Company received commissions of $59,682 on the sale of these policies.

The Company is charged for Voice and Information Technology services from AFG monthly. These charges represent normal maintenance costs for the related services. These charges amounted to $65,952 for 2005.

E. Income Taxes

American Financial Group ("AFG"), the parent company of GAFRI, files consolidated income tax returns, which include the Company. For 2005, tax payments are computed on a separate company basis as determined in accordance with generally accepted accounting principles.

A new tax allocation agreement was entered into effective December 31, 2005. Pursuant to the new agreement, the Company's tax expense or benefit will be determined based upon its inclusion in the consolidated tax return of AFG and its includable subsidiaries. Estimated payments are to be made quarterly during the year. Following year-end, additional settlements will be made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the new agreement is based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

For its calculation of income taxes, the Company uses the statutory rate of 35%. The tax payable of $197,776 is due to AFG as of December 31, 2005.

F. Commitments and Contingencies

In the normal course of business, the Company is a party to certain legal matters. During 2005, the Company incurred $115,086 for the resolution of these matters.

In 2003, the NASD issued Special Notice to Members 03-47 (Notice 03-47). This Notice required members to make refunds to customers who did not receive appropriate breakpoint discounts in connection with the purchase of Class A shares of front-end load mutual funds. The Company has paid out an insignificant amount of refunds through December 31, 2005. This Notice also outlined the capital treatment of the refund liability. Pursuant to Notice 03-47, the Company maintained a reserve for estimated future refunds in the amount of $10,000 as of December 31, 2005.

G. Subsequent Events

Effective January 1, 2006, common remitter services, which were previously provided by GA Plan Administrators, an affiliate, will be performed by the Company. The Company will perform the common remitting functions involving the remittance of securities funds for customers. AILIC, an affiliated insurance company, will perform the common remitting services for traditional insurance and proprietary annuity products.

Supplemental Information

GREAT AMERICAN ADVISORS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2005

NET CAPITAL (Note)

Total stockholder's equity	$ 1,242,600
Less non-allowable assets:	
Receivable from registered representatives	(90,122)
Prepaid expenses	(732)
Computer equipment, software, furniture and fixtures not qualifying for net capital	(13,258)
Securities not readily marketable	(5,025)
Haircuts on securities held	(72,405)
Net capital	$ 1,061,058

AGGREGATE INDEBTEDNESS

Commissions payable and accrued expenses	$ 1,428,080
Payable to affiliates	226,272
Total aggregate indebtedness	$ 1,654,352

REQUIRED NET CAPITAL

Required net capital (6 2/3% of aggregate indebtedness or $250,000; whichever is greater)	$ 250,000

EXCESS NET CAPITAL

Net capital	$ 1,061,058
Required net capital	250,000
Excess net capital	$ 811,058

RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL

Aggregate indebtedness	$ 1,654,352
Net capital	$ 1,061,058
Ratio	156%

Note: There are no material differences between the above computation and the Company's computation included in Part IIA of Form X-17A-5 filed as of December 31, 2005.

GREAT AMERICAN ADVISORS, INC.
SCHEDULE II - STATEMENT REGARDING RULE 15c3-3
As of December 31, 2005

The Company carries no customer accounts and promptly transmits all customer funds and securities to its clearing broker. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Directors
Great American Advisors, Inc.

In planning and performing our audit of the financial statements and supplementals schedule of Great American Advisors, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 15, 2006